Exhibit 99.B

Annex B

Transactions in the Class C Common Stock since the filing of Amendment No. 2 through May 1, 2026.

Legal Entity	Trade Date	Amount	Trade Price ($)	Buy/Sell
Clearway Energy Group LLC	4/29/2026	21,841	(1)	(1)
Clearway Energy Group LLC	5/1/2026	6,461	(2)	(2)

(1) Reflects the conversion of shares of Class A Common Stock into shares of Class C Common Stock, on a one-for-one basis, as a result of the filing of an amendment and restatement of the Issuer's Certificate of Incorporation on April 29, 2026. The conversion was effective May 1, 2026.

(2) Represents shares of restricted stock of the Issuer previously granted by Clearway Energy Group LLC under its Long Term Equity Incentive Program forfeited by certain of its employees due to termination of service.